Mail Stop 3628						June 28, 2005


Via Facsimile (702) 944-7100 and U.S. Mail

Kyleen Cane, Esq.
Cane Clark LLP
3273 E. Warm Springs Rd.
Las Vegas, Nevada 89120
(702) 312-6255

      RE:	Sedona Software Solutions, Inc.
		Schedule 14F-1 filed by Sedona Software Solutions, Inc.
		on June 15, 2005
		File No. 333-103781

Dear Mr. Cane:

	We have the following comments on the above-referenced filing.

Schedule 14F-1

Voting Securities, page 2

1. Revise your disclosure to state the number of votes to which each class of voting stock is entitled. Please see Item 6(a) of
Schedule 14A.

Change in Control, page 3

2. Amend your disclosure to state the amount of accrued legal fees owed by the Company to legal counsel and the dollar amount of the "future services" to be provided. We note that in consideration for the aggregate 4,000,000 shares owned by Messrs. Cooper, Cane
Clark LLP ("Cane Clark") agreed to forgive accrued legal fees incurred by the Company, which the Company was unable to afford, and to provide future services. Explain why the 4,000,000 shares owned by Messrs. Cooper were used as consideration to forgive accrued legal fees by the Company.

3. Describe the transaction whereby, "in connection with the transfer of shares", John E. Cooper assigned a promissory note dated May 1, 2005 to Cane Clark. It appears that this transfer was made by the parties for consideration in the change in control. Explain how a debt of the Company owed to John E. Cooper was used to forgive accrued legal fees incurred by the Company, if true.

4.  We note that in further consideration for the aggregate
4,000,000 shares, Cane Clark, agreed to pay Messrs. Cooper $100,000 out of the proceeds of any resale of the shares. You should clarify why such consideration is being paid back to Messrs Cooper. In this regard, the amount and source of the consideration used by Cane Clark should be clarified. Please see Item 6(e) of Schedule 14A.

Legal Proceedings, page 4

5. Please amend your disclosure of the investigation by the SEC to include any recent developments in the HO-9634 matter, including, but not limited to receipt of any notices received by the Company from the staff.

Directors and Executive Officers, page 4

6. State the total number of meetings the board of directors
(regular and special) held during the last fiscal year as well as all Other relevant information which relates to meetings of the board of directors as required by Item 7(f).

7. Amend your disclosure to state whether or not the Company`s board provides a process for security holders to send communications to the board and also clarify your policy toward attendance at meetings. See Item 7(h)(1) and (3).

Business Experience, page 5

8. We note that under the heading of business experience there is no mention of Mr. Clark`s experience as legal counsel. This experience appears to be relevant because the consideration for the change in control of the Company is based upon the debt owned to Cane Clark for the performance of legal services by Cane Clark for Sedona. Please clarify. See Item 7 of Section 14A. Also see Regulation S-K,
Item 404(b)(4).

Committees, page 6

9. We note that you have no committees. Please state the fact that you have no standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. Please state the basis for the view of the Board of Directors that it is appropriate for the registrant not to have a standing nominating committee or committee performing similar functions and identify each director who participates in the consideration of director nominees. See Item 7(d)(2)(i) of Schedule 14A.

10. Please provide the information regarding the registrant`s director nomination process required by Item 7(d)(2)(ii). Please note that the information regarding the registrant`s director nomination process required by Item 7(d)(2)(ii), is required not only for nominating committees and committees performing similar functions, but also for groups of directors fulfilling the role of a nominating committee, including the entire board of directors.
See Instruction to paragraph (d)(2)(ii) of Item 7 of Schedule 14A.
For example, it does not appear that the board of directors fulfilling the role of your nominating committee is independent. Please state this fact, if true. Please see Item 7(d)(2)(ii)(C)-(D).

Certain Related Transactions and Relationships, page 7

11. Please revise your disclosure to make your assertion regarding certain related transactions and relationships speak to security holders of record who hold more than five percent, not ten percent, as you currently state, of any class of your voting securities. Please see Regulation S-K, Item 404(a)(3).

12. Please describe the relationship with Mr. Clark that exists or has existed during the Company`s last fiscal year, indicating the relationship between Mr. Clark and the Company and the amount of business done between the Company and Mr. Clark during the last full fiscal year or proposed to be done during the Company`s current fiscal year. Please see Items 404(b) and 404(b)(4) of Regulation S-K.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that

* The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628. In addition, you should file all correspondence electronically on EDGAR.

						Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions